K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 23, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Bond Trust (the “Trust”) — File No. 811-190208 Registration Statement on Form N-14

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 15, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of Class NAV shares of John Hancock High Yield Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization (the “Reorganization”) of High Income Fund (the “Acquired Fund”), a series of John Hancock Funds II. The Registration Statement was filed with the SEC on July 18, 2013, accession no. 0000898432-13-001031, and a pre-effective amendment to the Registration Statement was filed with the SEC on August 8, 2013, accession no. 0000898432-13-001116.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 1 — In the summary portion of the Proxy/Prospectus, please add disclosure regarding the primary federal tax and other consequences of the Reorganization to the Acquired Fund’s shareholders, in accordance with Item 3(b) of Form N-14.

Response to Comment 1 — The Trust has added a brief statement of the expected tax consequences of the Reorganization in the section entitled “Proposal — Reorganization of High Income.”

Comment 2 — Noting that both funds may invest in convertible securities, please confirm that each fund does not count an investment in a convertible security toward satisfying its policy of investing at least 80% of its net assets in U.S. and foreign fixed-income securities that, at the time of investment, are rated BB/Ba or lower or are unrated equivalents (the “80% Policy”), if at the time of purchase, such a convertible security is “in-the-money,” that is, the price of the common stock underlying the convertible security is above the exercise price at which an investor could convert the fixed-income security to common stock.

Response to Comment 2 — The Trust states that each fund’s 80% Policy is satisfied without counting the fund’s investments in convertible securities.

Securities and Exchange Commission
August 23, 2013

Comment 3 — We note that High Income explicitly invests in emerging market issues, and it is stated that both funds are managed in a substantially similar manner. Accordingly, please add corresponding risk disclosure under “Description of Investment Risks — Foreign securities risk.”

Response to Comment 3 — The Trust has made the requested change.

Comment 4 — In the average annual total returns tables under “Fund Performance,” please add a parenthetical after the benchmark index to the effect that the index reflects no deduction for fees, expenses or taxes, in accordance with Item 4(b) of Form N-1A (as required under Items 5 and 6 of Form N-14).

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — Under “Information Concerning the Meeting — Solicitation of Proxies,” please disclose the estimated solicitation costs, in accordance with Item 4(a)(14) of Schedule 14A (as required by Item 7(a) of Form N-14).

Response to Comment 5 — As discussed in the Proxy/Prospectus, the only shareholders of the Acquired Fund are affiliated funds of funds and a master trust for John Hancock employee savings plans. Accordingly, there are no material solicitation costs that are expected to be incurred in connection with soliciting the votes of the Acquired Fund’s shareholders. As a result, there are no material solicitation costs to be disclosed in the Proxy/Prospectus, and the Trust respectfully submits that no change is necessary in response to this comment.

Comment 6 — Under “Comparison of Fund Classes, Expenses, and Advisory Arrangements — Comparison of Expenses,” the total annual fund operating expenses of Class NAV shares of the Acquiring Fund is 0.62%. Please reconcile this information with the 0.59% of total annual fund operating expenses shown in the prospectus for the Acquiring Fund’s Class NAV shares that was included in post-effective amendment no. 74 to the Trust’s registration statement on Form N-1A, which was filed with the SEC on June 27, 2013 (File Nos. 002-66906 and 811-03006, accession no. 0001133228-13-002724).

Response to Comment 6 — The difference noted between the expenses of Acquiring Fund’s Class NAV shares in the June 27, 2013 Form N-1A prospectus and in the Form N-14 Proxy/Prospectus is attributable to the fact that while the expenses disclosed in the Form N-1A prospectus were based on the Fund’s expenses for the fiscal year ended May 31, 2012, the expenses disclosed in the Proxy/Prospectus are based on the Fund’s expenses for the fiscal year ended May 31, 2013.

Tax Opinion

Comment 7 — The form of tax opinion filed as an exhibit to the Registration Statement does not include the consents required by Section 7 of the Securities Act of 1933, as amended, as interpreted by Staff Legal Bulletin No. 19 issued by the SEC’s Division of Corporation Finance on October 14, 2011. Accordingly, please add these consents to the final tax opinion that is given on the date that the Reorganization closes (the “Closing Date”).

Response to Comment 7 — The requested changes to the form of tax opinion have been made.

Comment 8 — In light of the fact that the Trust has notified the staff that it intends to seek acceleration of the effective date of the Reorganization to August 28, 2013, please disclose in the Proxy/Prospectus that the final tax opinion will be filed with the SEC prior to the Closing Date, and please undertake to file the final tax opinion in a post-effective amendment to the Registration Statement prior to the Closing Date.

Securities and Exchange Commission
August 23, 2013

Response to Comment 8 — The Trust has made the requested change. Also, the Trust represents that it will undertake to file the final tax opinion as an exhibit to a post-effective amendment to the Registration Statement prior to the Closing Date.

Statement of Additional Information (the “SAI”)

Comment 9

(a)
Please disclose the following under “Pro Forma Financial Information”: the amount of Reorganization costs that the Acquired Fund is expected to incur, and the expected accounting survivor of the Reorganization.

(b)	Provide supplementally the analysis required under the SEC’s letter to North American Securities Trust, publicly available August 5, 1994.

Responses to Comment 9

(a)           The Trust has made the requested changes.

(b)           The Acquired Fund, the Acquiring Fund and their management believe that Acquiring Fund is appropriately the accounting survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.1 In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”2

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting survivor in the Reorganization. In this connection, management noted that:

(1)
The Acquiring Fund will be the legal survivor in the reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund is presumptively the accounting survivor absent some compelling reason to the contrary.

1           See, North American Security Trust, SEC No-Action Letter (August 5, 1994).
2           Id.

Securities and Exchange Commission
August 23, 2013

(2)
John Hancock Advisers, LLC (“JHA”), the Acquiring Fund’s investment advisor before the reorganization, will be the investment advisor of the Combined Fund. The Acquired Fund has a different investment advisor: John Hancock Investment Management Services, LLC (“JHIMS”), an affiliated but distinct entity. Accordingly, management of both funds believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(3)
The Combined Fund will continue to use the same investment format as the Acquiring Fund in which discretionary management is vested in a single subadvisor. John Hancock Asset Management a division of Manulife Asset Management (US) LLC (“JHAM”), an affiliate of JHA and JHIMS, will be the subadvisor for the Combined Fund. The Acquiring Fund’s portfolio manager and portfolio management team will continue to manage the Combined Fund following the Reorganization. JHAM also serves as the subadvisor of the Acquired Fund and employs the same portfolio management team in managing the Acquired Fund’s assets. The portfolio management team and other investment personnel responsible for managing the Acquired Fund are the same as those who will manage the Combined Fund following the reorganization. Accordingly, management believes that these factors support the presumption that the Acquiring Fund should be the accounting survivor.

(4)
The Combined Fund will be managed completely in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are many similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several differences, and the Combined Fund therefore will much more closely resemble the Acquiring Fund in this regard. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)
The portfolio composition of the Combined Fund is expected to be substantially similar to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor and subadvisor in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. In addition, while there is overlap between the current portfolios of the Acquiring Fund and the Acquired Fund, there also are some differences. The Combined Fund’s portfolio is expected to be substantially the same as that of the Acquired Fund. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(6)
The expense structure and expense ratio of the Combined Fund’s Class NAV shares will closely resemble those of the Acquiring Fund. In this regard, the pro forma combined expense structure and expense ratio of Class NAV shares of the Combined Fund more closely resembles that of the Acquiring Fund than that of the Acquired Fund. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(7)
As of June 30, 2013, the Acquiring Fund is larger than the Acquired Fund. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

Securities and Exchange Commission
August 23, 2013

Weighing all of the factors discussed above, management believes that these factors strongly support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment advisor, investment policies, and Class NAV share net operating expenses of the Combined Fund are identical (or substantially similar with respect to expense ratios) to those of the Combined Fund and different from those of the Acquired Fund; and (c) the Acquiring Fund has more assets than the Acquired Fund.

____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc: Christopher Sechler